April 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention:	Sandra Snyder Gus Rodriguez Liz Packebusch Laura Nicholson

Re:	Excelerate Energy, Inc. Registration Statement on Form S-1 (File No. 333-262065)

Ladies and Gentlemen:

Excelerate Energy, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S‑1 (File No. 333-262065) (the “Registration Statement”) be accelerated and that it be declared effective April 12, 2022 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Andrew Fabens at (212) 351-4034.

Sincerely,

/s/ Steven Kobos

Steven Kobos
President and Chief Executive Officer

cc:          Andrew Fabens, Gibson, Dunn & Crutcher LLP